UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial
Analysis of Results

bradesco

1Q23

MAIN INFORMATION

RECURRING NET INCOME

R$4.3 billion

-37.3% in 12 months (1Q23 vs. 1Q22)
+168.3% in the quarter (1Q23 vs. 4Q22)

QUARTERLY ROAE	QUARTERLY ER
10.6%	**47.1%**
+6.7 p.p.	**-0.6 p.p.**
in the quarter	in the quarter

R$2.9 bi **INTEREST ON SHAREHOLDERS' EQUITY** (gross)
PAYOUT OF 71%
in the quarter

CLIENT NII

R$17.0 bi — **+7.3%** in 12 months; **-2.9%** in the quarter

FEE AND COMMISSION INCOME

R$8.7 bi — **+1.6%** in 12 months; **-5.5%** in the quarter

OPERATING EXPENSES

R$12.8 bi — **+9.3%** in 12 months; **-5.2%** in the quarter

EXPANDED LOAN PORTFOLIO

R$879.3 bi — **+5.4%** in 12 months; **-1.4%** in the quarter

INSURANCE GROUP

RECURRING NET INCOME	QUARTERLY ROAE
R$1.8 bi	**18.2%**
+10.6% in 12 months	
-6.4% in the quarter	

PRESS RELEASE

In 2023, we celebrate 80 years of history full of achievements and breakthroughs, with a strong presence in the lives of Brazilians, offering an excellent service with complete and innovative solutions. We prioritize the satisfaction of our more than 76 million clients, who are at the heart of our decision-making and, in line with this premise, we recently launched "EncantaBra" – a program with the mission to broaden the understanding of their needs and expectations, and we also strengthened the distribution of the NPS (Net Promoter System) across the network, implementing it in products and in the evaluation of teams, aiming at client's engagement and principality.

We recognize the changes in our clients' profile, which are more connected and demanding, prioritizing agility, security and customization. To assist them in the best way possible, we constantly improve our digital platforms and invest in the enhancement of our wide service network, increasingly focused on generating business units and customer service with an advisory profile, making our structure more efficient and profitable. We operate in all client segments and are undergoing a transformation process, with an overhaul in retail and improvement of our value proposition in high income, where we have room to advance and capture more business opportunities, offering specialized services and expanding the team of investment advisors.

In this environment of accelerated technological evolution, our digital channels accounted for more than 98% of the total transactions and 35% of credits released in the first quarter of 2023. Our digital journey is complete, agile and efficient, making us one of the best onboarding processes among the traditional banks.

Reinforcing our commitment to the ESG agenda, we were recognized, for the fifth consecutive time, in the "S&P Global Sustainability Yearbook", remaining among the world's top-rated banking institutions in sustainable practices.

In the financial field, we started the year with recurring net income of R$4.3 billion, a growth in the quarterly comparison but a decrease in relation to the same period of 2022.

Our loan portfolio grew 5.4% in 12 months and decreased by 1.4% in the quarter, due to the current phase of the credit cycle, as well as the repositioning of our credit policy to less risky modalities. On the other hand, the products with guarantees maintained the growth in 12 months and gained share in the production mix.

Client NII showed a growth of 7.3% compared to 1Q22, reflecting the increase in the loan portfolio, the diversification of the product mix and the positive performance of interest in the fundraising margin. In the credit margin, this dynamic is not repeated in the comparison to the 4Q22 due to the revision of credit policies and the greater rigor in the concession models, which aim to improve the portfolio risk profile and, in consequence, it has produced effects on origination volumes and spreads, as well as the portfolio mix. The market NII has gradually recovered, mainly under the effect of repricing the positions that are part of our ALM.

Fee and commission income reached R$8.7 billion, with a growth of 1.6% in 12 months.

Insurance operations continue to perform well, contributing to the operating income of R$3.7 billion in 1Q23, driven by a 13% growth in billing and by the improved net interest income in 12 months.

Operating expenses are in line with our estimates for 2023, with a decrease of 5.2% in the quarter, mainly due to the control of administrative costs, and growth of 9.3% in 12 months, which was already expected, given the effect of the collective bargaining agreement that occurred in 2022 and the increase of the turnover.

In 2023, we will continue to generate value for the entire society and shareholders, with relevant performance in retail, maintenance of leadership in the corporate sector and important operations in the high-income sector.

Next, we will provide more details about our numbers and results.

Enjoy the reading!

MAIN INFORMATION

R$ million (unless otherwise stated)	1Q23	4Q22	1Q22	Variation % (unless otherwise stated) 1Q23 x 4Q22	1Q23 x 1Q22
\\ Recurring Income Statement					
Recurring Net Income (1)	4,280	1,595	6,821	168.3	(37.3)
Book Net Income	4,280	1,437	7,009	197.8	(38.9)
Operating Income	4,844	(99)	10,342	-	(53.2)
Net Interest Income	16,653	16,677	17,061	(0.1)	(2.4)
Expanded ALL	(9,517)	(14,881)	(4,836)	(36.0)	96.8
Fee and Commission Income	8,746	9,251	8,611	(5.5)	1.6
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(12,793)	(13,491)	(11,702)	(5.2)	9.3
Income from Insurance, Pension Plans and Capitalization Bonds	3,669	4,300	3,286	(14.7)	11.7
\\ Statement of Financial Position					
Total Assets	1,864,026	1,830,247	1,724,422	1.8	8.1
Loans - Expanded Loan Portfolio	879,283	891,933	834,451	(1.4)	5.4
- Individuals	365,312	361,101	331,404	1.2	10.2
- Companies	513,972	530,831	503,047	(3.2)	2.2
Shareholders' Equity	155,321	154,263	151,099	0.7	2.8
Assets under Management	2,806,033	2,770,585	2,633,530	1.3	6.6
\\ Capital and Liquidity - %					
Total Ratio	15.1	14.8	15.7	0.3 p.p.	(0.6) p.p.
Tier I Capital	12.6	12.4	13.7	0.2 p.p.	(1.1) p.p.
Liquidity Coverage Ratio (LCR)	165.2	160.1	137.4	5.1 p.p.	27.8 p.p.
Net Stable Funding Ratio (NSFR)	121.3	120.5	118.1	0.8 p.p.	3.2 p.p.
\\ Profitability and Efficiency - %					
Annualized Return on Average Equity (ROAE) (2)	10.6	3.9	18.0	6.7 p.p.	(7.4) p.p.
Annualized Return on Average Assets (ROAA)	0.9	0.3	1.6	0.6 p.p.	(0.7) p.p.
Efficiency Ratio (ER)	47.1	47.7	43.5	(0.6) p.p.	3.6 p.p.
\\ Market Indicators					
Recurring Net Income per Share (accumulated 12 months) - R$ (3)	1.70	1.94	2.49	(12.3)	(31.6)
Market Capitalization (4)	133,121	152,508	196,132	(12.7)	(32.1)
Dividends/Interest on Shareholders' Equity	2,446	2,347	1,998	4.2	22.4
Price/Earnings Ratio (5)	7.3	7.4	7.4	(0.5)	(0.8)
Price to Book Ratio	0.9	1.0	1.3	(10.0)	(30.8)
Dividend Yield - % (6) (7)	7.6	2.8	4.5	4.9 p.p.	3.1 p.p.
\\ Portfolio Indicators - %					
Delinquency Ratio (over 90 days)	5.1	4.3	3.2	0.8 p.p.	1.9 p.p.
Delinquency Ratio (over 60 days)	6.3	5.2	4.0	1.1 p.p.	2.3 p.p.
NPL Creation - 90 days	1.9	1.2	1.2	0.6 p.p.	0.7 p.p.
Coverage Ratio (> 90 days)	182.4	204.2	235.4	(21.8) p.p.	(53.0) p.p.
Coverage Ratio (> 60 days)	148.8	168.5	189.3	(19.7) p.p.	(40.5) p.p.

(1) According to the non-recurring events described on page 08 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Accumulated recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

RECURRING NET INCOME STATEMENT

For better understanding, comparability and analysis of results, we present the Recurrent Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	1Q23	4Q22	1Q22	Variation % 1Q23 x 4Q22	Variation % 1Q23 x 1Q22
\\ Net Interest Income	**16,653**	**16,677**	**17,061**	**(0.1)**	**(2.4)**
- Client NII	16,965	17,480	15,818	(2.9)	7.3
- Market NII	(312)	(803)	1,243	(61.1)	(125.1)
\\ Expanded ALL	**(9,517)**	**(14,881)**	**(4,836)**	**(36.0)**	**96.8**
- ALL Expenses	(9,726)	(10,562)	(7,051)	(7.9)	37.9
- Income from Credit Recovery	930	1,131	1,769	(17.8)	(47.4)
- Impairment of Financial Assets	(281)	(65)	653	-	-
- Granted Discounts / Other (1)	(440)	(534)	(207)	(17.6)	112.6
- Extraordinary ALL (Large Corporate Client)	-	(4,851)	-	-	-
\\ Gross Income from Financial Intermediation	**7,136**	**1,796**	**12,225**	**-**	**(41.6)**
Income from Insurance, Pension Plans and Capitalization Bonds	3,669	4,300	3,286	(14.7)	11.7
Fee and Commission Income	8,746	9,251	8,611	(5.5)	1.6
Operating Expenses	(12,793)	(13,491)	(11,702)	(5.2)	9.3
Personnel Expenses	(6,031)	(5,967)	(5,501)	1.1	9.6
Other Administrative Expenses	(5,418)	(6,055)	(5,083)	(10.5)	6.6
Other Income / (Operating Expenses)	(1,344)	(1,469)	(1,118)	(8.5)	20.2
Tax Expenses	(1,955)	(2,031)	(2,100)	(3.7)	(6.9)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	41	76	22	(46.1)	86.4
\\ Operating Income	**4,844**	**(99)**	**10,342**	**-**	**(53.2)**
Non-Operating Income	39	28	1	39.3	-
Income Tax / Social Contribution	(499)	1,745	(3,456)	-	(85.6)
Non-controlling interests in subsidiaries	(104)	(79)	(66)	31.6	57.6
\\ Recurring Net Income	**4,280**	**1,595**	**6,821**	**168.3**	**(37.3)**

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

MAIN NON-RECURRING EVENTS

R$ million	1Q23	4Q22	1Q22
\\ Recurring Net Income	**4,280**	**1,595**	**6,821**
\\ Non-Recurring Events	**-**	**(158)**	**188**
Impairment of Non-Financial Assets (1)	-	(109)	-
Goodwill Amortization (Gross)	-	(9)	(42)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	231
Other (2)	-	(40)	-
\\ Book Net Income	**4,280**	**1,437**	**7,009**

(1) It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; and (2) Reversal of the earn-out of R$40 million related to the sale of the Merchant E-Solutions Inc. investment made by Cielo.

SUMMARY ANALYSIS OF RECURRING INCOME

NET INCOME, RETURNS AND EFFICIENCY

INCOME CHANGE | R$ million


QUARTER
1,595
4Q22
2,668
Extraordinary ALL net of tax effects (Large Corporate Client)
4,262
4Q22 – Not considering Large Corporate Client
(24)
(515)
491
513
(505)
698
(631)
(33)
4,280
1Q23
12 MONTHS
6,821
1Q22
(408)
1,147
Client NII
(1,555)
Market NII
(4,681)
Expanded ALL
135
Fee and Commission Income
(1,091)
Operating Expenses (Personnel + Administrative + Others)
383
Operating Income from Insurance
3,121
Others (1)
4,280
1Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

We started 2023 with a net income of R$4.3 billion. Net interest income with gradual improvement of the market NII due to the portfolio repricing, lower expenses with ALL, as well as lower operating expenses – in particular the administrative expenses. In 12 months, the generation of revenues with the client NII, service provision and insurance operations absorbed the highest expenses with ALL due to default in the retail sector (Individuals and Companies) and the expected increase in operating expenses, mainly due to the effect of the collective bargaining agreement.

These results were reflected in the operating efficiency indicator, whereby the quarterly ER improved by 0.6 p.p. (1Q23 vs.. 4Q22), demonstrating business management and actions in cost control. The behavior of the ER adjusted at the quarterly and accumulated risk is due to the reduction of costs with ALL.

RECURRING NET INCOME

R$ million


6,515
25.0
75.0
1Q21
6,821
23.5
76.5
1Q22
7,041
25.6
74.4
2Q
5,223
28.6
71.4
3Q
1,595
118.6
(18.6)
4Q
4,280
41.4
58.6
1Q23
Banking Activities %
Insurance Activities %

ER / RISK-ADJUSTED ER

%


67.9
60.7
45.3
45.0
1Q21
61.5
60.9
45.6
43.5
1Q22
61.9
61.3
44.7
42.4
2Q
73.6
64.9
44.8
46.5
3Q
100.4
82.8
74.7
70.1
45.1
47.7
4Q
82.2
79.8
45.9
47.1
1Q23
Quarterly
12-month
12-month risk-adjusted
Quartely risk-adjusted
Not Considering Large Corporate Client

ROAE QUARTELY AND ACCRUED

%


18.7
18.7
1Q21
18.0
18.0
1Q22
18.0
18.1
2Q
16.3
13.0
3Q
13.1
10.3
3.9
4Q
10.6
10.6
1Q23
Not Considering Large Corporate Client
Accrued
Quartely

NET INTEREST INCOME

R$ million	1Q23	4Q22	1Q22	1Q23 x 4Q22		1Q23 x 1Q22	
				R$	%	R$	%
\\ Net Interest Income	**16,653**	**16,677**	**17,061**	**(24)**	**(0.1)**	**(408)**	**(2.4)**
\\ Client NII (1)	**16,965**	**17,480**	**15,818**	**(515)**	**(2.9)**	**1,147**	**7.3**
Average Balance	723,153	730,226	683,588	(138)		768	
Average Rate	9.9%	9.8%	9.7%	(377)		379	
\\ Market NII (2)	**(312)**	**(803)**	**1,243**	**491**	**(61.1)**	**(1,555)**	**(125.1)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

CLIENT NII - INDICATORS

R$ million



9.7
10.0
10.1
9.8
9.9
6.7
6.8
5.8
3.9 (1)
1.4
4.2
15,818
4,836
10,982
16,947
5,313
11,634
17,527
7,267
10,260
17,480
14,881 (2)
2,599
16,965
9,517
7,448
1Q22
2Q
3Q
4Q
1Q23
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

(1) It excludes the effect of a Large Corporate client and Portfolio Assignments; and
(2) It considers R$4.851 billion of ALL of a Large Corporate client.

PRODUCT MIX - INDIVIDUALS



%
Mar23
24.6
23.6
19.8
15.9
9.5
6.7
2022
24.7
23.5
19.4
15.8
9.9
6.7
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
2019
27.0
19.0
17.6
11.5
12.4
12.3
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

CHANGE IN THE CLIENT NII | R$ million



17,480
(138)
(18)
(13)
(346)
16,965
4Q22
Average Volume
Spread
Products Mix
Number of Days
1Q23
15,818
768
180
160
39
16,965
1Q22
Average Volume
Spread
Products Mix
Number of Days
1Q23

The client NII showed an increase of 7.3% compared to the first quarter of 2022, driven by the growth of the loan portfolio accompanied by a mix of more profitable products and an increase in the margin of liabilities, influencing the average rate at 0.2 p.p., which increased from 9.7% to 9.9%. In relation to 4Q22, much of the margin reduction is related to the smaller number of days, as well as the decrease in the volume of operations due to the revision of credit policies and the greater rigor in the concession models, which aim to improve the portfolio risk profile, which impacts the origination spread and the product mix.

MARKET NII

The variation of the market NII between quarters occurred mainly due to the improvement of the bank's ALM result and higher gains in treasury operations.

LOAN PORTFOLIO

BACEN PORTFOLIO VS. EXPANDED PORTFOLIO

R$ million	Mar23	Dec22	Mar22	Variation % Quartely	Variation % 12 months
Individuals	361,838	357,614	327,961	1.2	10.3
Companies	280,436	298,818	290,863	(6.2)	(3.6)
\\ Loan Portfolio - Bacen	**642,274**	**656,431**	**618,824**	**(2.2)**	**3.8**
Sureties and Guarantees	97,828	99,010	88,616	(1.2)	10.4
Securities (1)	98,213	96,609	95,657	1.7	2.7
Other	40,969	39,883	31,353	2.7	30.7
\\ Expanded Loan Portfolio	**879,283**	**891,933**	**834,451**	**(1.4)**	**5.4**
\\ Companies	**513,972**	**530,831**	**503,047**	**(3.2)**	**2.2**
Large Corporates	340,096	354,585	335,441	(4.1)	1.4
Micro, Small and Medium-Sized Enterprises	173,876	176,246	167,606	(1.3)	3.7
\\ Individuals	**365,312**	**361,101**	**331,404**	**1.2**	**10.2**
	Without exchange variation			**(1.2)**	**4.9**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth of 5.4% in the expanded portfolio in 12 months, related to products with guarantees that maintained their growth and gained share in the production mix. In the quarterly comparison, there was a reduction of 1.4%, due to the current moment of the credit cycle, as well as the repositioning of our credit policy to less risky modalities.

Of the total credits released in the 1Q23 (R$64.4 billion), **35% or R$22.4 billion** were through digital channels, with emphasis on payroll-deductible loans, which increased **28%** in relation to the 1Q22.

LOAN PORTFOLIO VARIATION – BACEN


R$ million
656,431
4,224
(3,354)
(15,028)
642,274
Dec22
Individuals
SMEs
Large Corporates
Mar23

Mar23 vs Dec22

Mar23 vs Mar22


R$ million
618,824
33,876
4,550
(14,976)
642,274
Mar22
Individuals
SMEs
Large Corporates
Mar23

LOAN PORTFOLIO

EXPANDED LOAN PORTFOLIO BY CLIENT PROFILE, PRODUCT AND CURRENCY

R$ million	Mar23	Dec22	Mar22	Variation % Quarter	Variation % 12 months
\\ Individuals	**365,312**	**361,101**	**331,404**	**1.2**	**10.2**
Consumer Financing	**254,769**	**252,114**	**230,857**	**1.1**	**10.4**
Payroll-deductible Loans	89,725	89,167	84,587	0.6	6.1
Credit Card	72,294	69,955	59,061	3.3	22.4
Personal Loans	57,974	57,185	53,251	1.4	8.9
CDC/Vehicle Leasing	34,776	35,807	33,958	(2.9)	2.4
Real Estate Financing	**86,061**	**84,701**	**78,614**	**1.6**	**9.5**
Other Products	**24,481**	**24,287**	**21,933**	**0.8**	**11.6**
Rural Loans	15,460	15,239	12,960	1.4	19.3
Other	9,021	9,047	8,973	(0.3)	0.5
\\ Companies	**513,972**	**530,831**	**503,047**	**(3.2)**	**2.2**
Working Capital	141,782	156,603	147,710	(9.5)	(4.0)
Foreign Trade Finance	46,615	48,628	60,365	(4.1)	(22.8)
Real Estate Financing	21,147	20,631	17,504	2.5	20.8
BNDES/Finame Onlendings	16,208	15,884	15,485	2.0	4.7
CDC/Leasing	27,128	27,275	23,897	(0.5)	13.5
Rural Loans	23,987	24,105	20,236	(0.5)	18.5
Sureties and Guarantees	97,236	98,394	88,038	(1.2)	10.4
Securities	98,213	96,609	95,657	1.7	2.7
Other	41,656	42,703	34,155	(2.5)	22.0
\\ Expanded Loan Portfolio	**879,283**	**891,933**	**834,451**	**(1.4)**	**5.4**
Real	822,749	835,811	784,750	(1.6)	4.8
Foreign Currency	56,534	56,122	49,701	0.7	13.7

Portfolio Mix
%



44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
38.7
19.8
41.5
Mar23
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

LOAN PORTFOLIO

REAL ESTATE FINANCING



Portfolio
R$ million
Total ▲ 73%
Ind. ▲ 86%
Comp. ▲ 34%
61,941
15,768
46,173
81,807
18,060
63,747
96,117
17,504
78,614
98,705
18,231
80,474
102,281
19,518
82,763
105,332
20,631
84,701
107,208
21,147
86,061
Mar20
Mar21
Mar22
June
Sept
Dec
Mar23
Individuals
Companies



Origination
R$ million
▲ 34%
4,516
954
3,562
7,770
788
6,982
5,070
1,284
3,786
5,393
1,908
3,485
5,585
1,461
4,125
7,603
3,916
3,687
6,060
2,009
4,050
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Borrower
Builder

Profile of the Individual Portfolio – Origination 1Q23

Average term: **341 Months**

R$644 Thousand	R$397 Thousand	61.6%	51.7%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)



Units Financed
▼ 12%
17,092
5,070
12,022
27,157
4,432
22,725
17,613
5,793
11,820
17,993
7,529
10,464
18,264
6,728
11,536
22,569
12,832
9,737
15,092
6,572
8,520
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Borrower
Builder

PAYROLL-DEDUCTIBLE LOANS



Portfolio
%
61.4
60.8
60.7
60.9
60.7
R$ million
84,587
86,078
88,327
89,167
89,725
87.2
33.3
53.9
12.8
37.8
49.6
12.6
41.3
46.3
12.4
44.0
44.2
11.8
46.9
41.7
11.5
88.6
Mar22
June
Sept
Dec
Mar23
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans



Distribution of the Portfolio by Sector
%
46.6
5.0
48.4
48.1
5.1
46.8
49.5
5.3
45.2
Mar21
Mar22
Mar23
Public Sector
Private Sector
Social Security National Institute (INSS)

MARKET SHARE

Mar23		
	17.3%	Social Security
14.8%	11.4%	Private
Total	13.5%	Public

We had a 6.1% growth in 12 months (1Q23 vs. 1Q22), mainly in the public sector. Improvements in our marketing means providing a better customer experience by driving the use of digital channels. Highlight for operations via the mobile App, which grew 53% in the year and 29% in the quarter, showing constant evolution in representativeness on the total portfolio.

LOAN PORTFOLIO

VEHICLE FINANCING



Portfolio
R$ million
Total ▲ 33%
Ind. ▲ 17%
Comp. ▲ 61%
47,087
47,991
58,467
60,903
62,705
63,815
62,682
17,084
17,984
24,083
25,359
26,612
27,642
27,545
30,003
30,007
34,384
35,544
36,092
36,173
35,137
Mar20
Mar21
Mar22
June
Sept
Dec
Mar23
Individuals
Companies



Distribution of the Portfolio by Product
%
6.3
1.4
92.3
5.4
1.3
93.4
5.8
1.3
92.9
Mar21
Mar22
Mar23
Finame Portfolio
Leasing Portfolio
CDC Portfolio

BRADESCO ORIGINATION – FINANCING

R$1.5 Bi	R$61 Thousand	44 Months	37%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ Jan23 – Mar23

BRADESCO ORIGINATION

R$0.6 Bi	R$86 Thousand	48 Months	40%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ Jan23 – Mar23

EXPANDED LOAN PORTFOLIO DISTRIBUTION | BY ECONOMIC SECTOR

R$ million	Mar23	%	Dec22	%	Mar22	%
\\ Economic Sector						
\\ Public Sector	**13,436**	**1.5**	**12,922**	**1.4**	**13,654**	**1.6**
Petrol, derived and aggregated activities	7,250	0.8	7,976	0.9	8,455	1.0
Production and distribution of electricity	5,443	0.6	4,794	0.5	5,003	0.6
Other sectors	743	0.1	152	-	196	-
\\ Private Sector	**865,847**	**98.5**	**879,011**	**98.6**	**820,797**	**98.4**
Companies	**500,535**	**56.9**	**517,910**	**58.1**	**489,393**	**58.6**
Services	99,325	11.3	98,473	11.0	76,095	9.1
Retail	52,725	6.0	52,991	5.9	48,198	5.8
Transportation and concession	38,071	4.3	39,043	4.4	37,828	4.5
Real estate and construction activities	32,662	3.7	37,542	4.2	37,059	4.4
Wholesale	26,923	3.1	31,074	3.5	27,602	3.3
Food products	23,213	2.6	22,051	2.5	23,797	2.9
Automotive	12,327	1.4	14,526	1.6	15,778	1.9
Other sectors	215,289	24.5	222,210	24.9	223,036	26.7
Individuals	**365,312**	**41.5**	**361,101**	**40.5**	**331,404**	**39.7**
\\ Total	**879,283**	**100.0**	**891,933**	**100.0**	**834,451**	**100.0**

LOAN PORTFOLIO

PORTFOLIO BY DEBTORS

We have a diversified portfolio, with no relevant concentrations of specific clients.



%
29.5
29.7
30.1
29.3
29.3
22.5
22.9
23.6
22.9
22.9
13.5
14.1
15.0
14.2
14.6
8.3
8.7
9.8
9.4
9.6
1.4
1.4
1.4
1.4
1.4
Mar22
June
Sept
Dec
Mar23
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

FLOW OF MATURITIES (1)

Below the loan portfolio's time profile is shown.

%	Mar23	Dec22	Mar22
1 to 30 days	11.5	12.6	12.0
31 to 60 days	7.4	7.2	6.2
61 to 90 days	6.0	5.0	6.0
91 to 180 days	11.1	11.1	11.0
\\ Short-Term	**35.9**	**35.9**	**35.2**
181 to 360 days	14.3	14.4	14.8
Over 360 days	49.8	49.7	50.0
\\ Medium / Long-Term	**64.1**	**64.1**	**64.8**

(1) Only normal course operations of the Bacen Portfolio.

CHANGES IN EXPANDED LOAN PORTFOLIO BY RATING | In R$ million (unless otherwise stated)

Loan granting processes meant that 94.7% of the new crops of loans were rated AA – C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between March 2022 and 2023	Total Credit on March 2023		New Customers between April 2022 and March 2023		Remaining clients from March 2022	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	780,115	88.7%	53,696	94.7%	726,420	88.3%
D	22,000	2.5%	1,221	2.2%	20,780	2.5%
E - H	77,168	8.8%	1,788	3.1%	75,380	9.2%
\\ Total	**879,283**	**100.0%**	**56,704**	**100.0%**	**822,579**	**100.0%**

OPENING OF THE EXPANDED PORTFOLIO BY RATING AND CLIENT SIZE (in %)

Loans classified between AA-C represent 90% of the total portfolio.

Customer Profile	Mar23			Dec22			Mar22		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.0	0.3	6.7	92.9	0.3	6.8	93.7	0.1	6.2
Micro, Small and Medium-Sized Enterprises	86.0	3.3	10.7	87.0	3.4	9.6	88.2	4.3	7.5
Individuals	86.0	4.2	9.8	87.1	4.3	8.6	89.1	3.8	7.1
\\ Total	**88.7**	**2.5**	**8.8**	**89.4**	**2.5**	**8.1**	**90.7**	**2.4**	**6.9**

EXPENSES WITH EXPANDED ALL

R$ million	1Q23	4Q22	1Q22	Variation % 1Q23 x 4Q22	Variation % 1Q23 x 1Q22
ALL Expenses	(9,726)	(10,562)	(7,051)	(7.9)	37.9
Income from Credit Recovery	930	1,131	1,769	(17.8)	(47.4)
Impairment of Financial Assets	(281)	(65)	653	-	-
Granted Discounts / Other (1)	(440)	(534)	(207)	(17.6)	112.6
Subtotal	**(9,517)**	**(10,030)**	**(4,836)**	**(5.1)**	**96.8**
Extraordinary ALL (Large Corporate Client) (2)	-	(4,851)	-	-	-
\\ Expanded ALL	**(9,517)**	**(14,881)**	**(4,836)**	**(36.0)**	**96.8**

(1) Includes the result with BNDU, provision for sureties and guarantees, and others; and (2) In the 4Q22, includes provision for sureties and guarantees in the amount of R$405 million.



Expanded ALL/ Expanded Loan Portfolio
%
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
3.3
6.7
4.5
4.3
Expanded ALL
R$ million
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
7,267
14,881
4,851
10,030
9,517
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

The expanded ALL remains impacted by the conditions of the economic scenario, which reflected in the credit cycle (mainly retail).

We continue to act on the criteria for concession loans and we reduced the approval rate in retail for another consecutive quarter, demonstrating our commitment to ensuring continuous and sustainable portfolio growth.

In the 1Q23, the ALL stock totaled R$60.0 billion, representing 9.3% of the loan portfolio, equivalent to a coverage ratio for the NPL over 90 days of about 182%.



ALL – Wholesale and Retail
R$ million
3,907
4,069
(162)
Mar21
4,836
6,439
(1,603)
Mar22
9,517
9,433
84
Mar23
Wholesale
Retail



Approval Rate - Retail Credit
Base 100
100
95
85
86
67
64
Dec21
Mar22
June
Sept
Dec
Mar23

LOAN INDICATORS

RENEGOTIATED PORTFOLIO

Evolution of the balance of the Portfolio



R$ billion
▲ 20%
29.4
30.3
31.4
32.6
34.4
36.4
5.4
4.5
5.1
5.3
5.3
4.6
24.0
25.8
26.3
27.3
29.1
31.8
Mar21
Mar22
June
Sept
Dec
Mar23
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio showed a growth of 5.8% in the quarter, totaling R$36.4 billion in March 2023, with 54.5% of the renegotiations originating from delays of less than 90 days.

The delinquency ratio over 90 days of the renegotiated portfolio increased by 1.5 p.p.

Renegotiated Portfolio / Bacen Portfolio



%
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
5.0
5.1
5.2
5.7
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23

ALL / Renegotiated Portfolio



%
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
62.7
62.5
63.3
63.3
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23

Delinquency ratio over 90 days



%
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
18.2
19.8
21.6
23.1
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23

LOAN INDICATORS

DELINQUENCY RATIOS

OVER 90 DAYS - %


Dec16 Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

OVER 90 DAYS | TOTAL - %


R$ million
Dec16 Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Portfolio Sale (1)
Total - With Portfolio Sale
Total - Without Portfolio Sale

(1) Portfolio sales considered from December 2019.

15 TO 90 DAYS - %


Dec16 Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Our delinquency is focused on the retail portfolio of Individuals, Micro and Small Enterprises, segments that naturally suffer most in adverse persistent inflation and high interest scenarios. In the portfolio of Large Corporates, the deliquency over 90 days remains at the lowest levels of the historical series, and the increase in the indicator from 15 to 90 days is related to 100% provisioned Large Corporate clients.

The total delinquency of the portfolio reached 4.6% between 15 to 90 days and 5.1% over 90 days. The reviews and adjustments in credit policies that are being carried out in this aggravated scenario have brought the default of the new crops to lower levels than those observed today.

LOAN INDICATORS

COVERAGE RATIOS AND PROVISION

The total provision on the portfolio reached 9.3%, an increase of 0.5 p.p. compared to 8.8% in the 4Q22. The coverage ratio above 90 days reached 182%, largely influenced by the increase in the delinquency concentrated in the mass portfolio, which naturally suffers greater impacts in adverse scenarios. This cycle of losses tends to be eased by the new crops, which are being produced by a more restrictive concession policy.

Coverage Ratio - %



425 602 994 955 688 557 508 506 384 327 298 310 278
228 299 398 403 350 325 297 261 235 218 201 204 182
(1)
121 124 121 118 120 117 115 111 105 101 98 105 99
4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3 4.8 5.8
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
E-H Non-Performing Loans

(1) Disregarding the impact of a Large Corporate client, the Coverage over 90 days would be 188%.

Composition of the Provision



%
8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8 8.8 9.3
R$ million
40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334 57,741 60,032
9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743 11,081 9,397
14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799 22,809 21,880
16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792 23,850 28,756
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Expected Loss
31,276
Loss Incurred
28,756
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

Portfolio in Arrears



%
4.6 3.6 2.7 2.9 3.3 3.1 3.2 3.4 4.0 4.4 4.7 5.2 6.3
3.7 3.0 2.3 2.2 2.5 2.5 2.6 2.8 3.2 3.5 3.9 4.3 5.1
R$ million
21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648 30,108 34,269 40,351
17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366 25,076 28,277 32,906
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days
Overdue for over 60 days / Bacen Portfolio
Overdue for over 90 days / Bacen Portfolio

LOAN INDICATORS

NPL CREATION | 90 DAYS vs. WRITE-OFFS

Increase in the NPL Creation mainly in Individuals and micro and small enterprises, given the adverse scenario of persistent inflation and high interest rates. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.

NPL Creation



1.2%
1.4%
1.5%
1.7%
1.9%
1.2%
1.1%
1.1%
1.2%
1.9%
R$ million
7,378
7,499
5,344
1,965
69
7,212
9,180
4,700
2,422
91
7,191
9,979
4,828
2,358
5
8,114
10,902
5,068
3,002
45
11,995
12,026
7,661
3,886
448
1Q22
2Q
3Q
4Q
1Q23
Large Corporates
Individuals
Not Considering Portfolio Sale
Micro, Small and Medium-Sized Enterprises
NPL Creation / Carteira Bacen

Write-offs



R$ million
4,686
3,146
1,268
271
4,878
2,985
1,739
154
4,481
3,157
1,317
7
4,913
3,219
1,683
12
7,366
4,524
2,536
306
1Q22
2Q
3Q
4Q
1Q23
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In the 1Q23, gross ALL expenses accounted for 81% of the NPL Creation.

Gross ALL Expenses X NPL Creation - 90 days



96%
113%
119%
185%
130%
81%
R$ million
7,378
7,051
7,212
8,148
7,191
8,587
8,114
15,008
4,446
10,562
11,995
9,726
1Q22
2Q
3Q
4Q
1Q23
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client (1)
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days

(1) It does not include provision for sureties and guarantees in the amount of R$405 million.

MAIN FUNDING SOURCES

FUNDS RAISED AND MANAGED

R$ million	Mar23	Dec22	Mar22	Variation % Quarter	Variation % 12 months
Demand Deposits	47,967	58,029	51,279	(17.3)	(6.5)
Savings Deposits	128,312	134,624	134,395	(4.7)	(4.5)
Time Deposits + Debentures	417,364	415,368	369,846	0.5	12.8
Borrowings and Onlending	51,123	58,595	58,965	(12.8)	(13.3)
Funds from Issuance of Securities	242,411	226,815	182,185	6.9	33.1
Subordinated Debts	47,886	52,241	49,716	(8.3)	(3.7)
\\ Subtotal	**935,061**	**945,673**	**846,386**	**(1.1)**	**10.5**
Obligations for Repurchase Agreements (1)	274,156	248,632	253,031	10.3	8.3
Interbank Deposits	1,309	1,553	2,337	(15.7)	(44.0)
Working Capital (Own/Managed)	124,315	124,282	124,602	-	(0.2)
Foreign Exchange Portfolio	25,215	23,535	27,423	7.1	(8.1)
Payment of Taxes and Other Contributions	5,649	729	7,665	-	(26.3)
Technical provisions for insurance, pension plans and capitalization bonds	332,905	324,024	301,001	2.7	10.6
\\ Funds raised	**1,698,611**	**1,668,429**	**1,562,444**	**1.8**	**8.7**
\\ Investment Funds and Managed Portfolios	**1,107,422**	**1,102,156**	**1,071,086**	**0.5**	**3.4**
\\ Total Assets under Management	**2,806,033**	**2,770,585**	**2,633,530**	**1.3**	**6.6**

(1) It does not consider debentures.

LOANS VS. FUNDING

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Mar23	Dec22	Mar22	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	53,616	58,758	58,944	(8.8)	(9.0)
Savings Deposits	128,312	134,624	134,395	(4.7)	(4.5)
Time Deposits + Debentures	417,364	415,368	369,846	0.5	12.8
Funds from Financial Bills	233,600	214,424	171,028	8.9	36.6
\\ Customer Funds (1)	**832,892**	**823,175**	**734,213**	**1.2**	**13.4**
(-) Reserve Requirements	(103,691)	(101,974)	(84,569)	1.7	22.6
(-) Available Funds (Brazil)	(14,495)	(14,617)	(14,437)	(0.8)	0.4
\\ Customer Funds Net of Reserve Requirements	**714,706**	**706,585**	**635,207**	**1.1**	**12.5**
Borrowings and Onlending	51,123	58,595	58,965	(12.8)	(13.3)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	88,401	97,730	92,095	(9.5)	(4.0)
\\ Total Funding (A)	**854,230**	**862,910**	**786,267**	**(1.0)**	**8.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**781,455**	**792,923**	**745,834**	**(1.4)**	**4.8**
\\ B / A	**91.5%**	**91.9%**	**94.9%**	**(0.4) p.p.**	**(3.4) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

FEE AND COMMISSION INCOME

R$ million	1Q23	4Q22	1Q22	1Q23 x 4Q22	1Q23 x 1Q22
Card Income	3,620	3,817	3,143	(5.2)	15.2
Checking Account	1,848	1,905	1,949	(3.0)	(5.2)
Asset Management	780	768	781	1.6	(0.1)
Consortium Management	570	591	565	(3.6)	0.9
Collections and Payments	559	562	575	(0.5)	(2.8)
Loans Operations	549	606	731	(9.4)	(24.9)
Custody and Brokerage Services	340	362	348	(6.1)	(2.3)
Underwriting / Financial Advisory Services	145	341	236	(57.5)	(38.6)
Other	335	299	283	12.0	18.4
\\ Total	**8,746**	**9,251**	**8,611**	**(5.5)**	**1.6**
\\ Business Days	**63**	**62**	**62**	**1**	**1**

Income of R$8.7 billion in a quarter influenced by the seasonality of the beginning of the year.

CARD INCOME – The volume traded exceeded R$79.8 billion, a growth of 19.7% compared to the first quarter of the previous year. This evolution portrays the expansion of the card penetration in all segments, especially High Income, which showed a growth of more than 39% in the card portfolio, increasing the representativeness by 5 p.p., strengthening our active base.

CHECKING ACCOUNT – The revenues reached R$1.8 billion in 1Q23, representing 21% of the total revenues. We continue offering solutions to meet all the demands and needs of our more than 38 million account holders, who grew +1.3 million in 12 months.

ASSET MANAGEMENT – The largest risk aversion demonstrated by the investor, combined with the current level of interest rates, resulted in a strong migration of funds to private credit fixed income funds, with Bradesco Asset having major prominence in the capture of this class of funds.

Bradesco Asset is always attentive to offer products that capture market opportunities through a proprietary analysis and qualified team. Offering clients a complete portfolio of investment solutions, aligned with investors' profiles and their objectives.

Volume Traded - Credit Cards

R$ million



▲19.7%
▲0.3%
53,803
52,101
66,640
73,570
78,363
79,537
79,779
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23

In million



70.0
70.7
74.8
75.5
76.8
77.1
76.7
30.7
33.2
37.0
37.6
38.0
38.0
38.3
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Checking Account Holders
Total Customers (1)

(1) It excludes the overlap of clients.

Investments Funds and Managed Portfolios

R$ billion



915
1,044
1,071
1,059
1,093
1,102
1,107
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23

FEE AND COMMISSION INCOME

LOAN OPERATIONS – The reduction in revenues in the periods is related to the lower volume of origination of operations, reflection of the repositioning of our credit policy, in particular operations with the Corporate segment.

COLLECTIONS AND PAYMENTS – Income of R$559 million in the quarter, maintaining representativeness over the total revenues of services, even in view of the new payment methods available to clients, which make the market increasingly competitive and fierce.

CONSORTIA – Market leader, with active presence in the segments of movable and immovable assets, through a complete portfolio for account holders and non-account holders, also being the administrator that is more contemplated in the country. In 12 months, there was a 172% growth in sales in digital channels and 65% in agribusiness (active heavy duty quotas). The 12-month comparison is impacted by the new accounting rule that occurred in the second half of 2022. Considering this effect in the 1Q22, the increase would be 13%.

Number of Outstanding Consortium Quotas

In thousands



1,585
1,516
1,522
1,537
1,573
1,570
1,533
1,262
1,220
1,189
1,180
1,206
1,160
1,127
71
69
95
112
114
158
156
252
227
238
245
254
251
251
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Real Estate
Trucks
Auto

UNDERWRITING / FINANCIAL ADVISORY SERVICES – The reduction in the comparative periods is mainly related to the reduction in Investment Banking businesses. Below are the main highlights in the period:

Fixed Income: Advice and structuring in transactions with a volume of about R$3 billion.

Variable Income: Coordination and distribution of the only Equities transaction in the Brazilian market in the 1Q23, with a total volume of R$4 billion (ranking of Dealogic Bookrunner Volume – Fully marketed follow-ons).

Mergers and Acquisitions: Advisory services in four transactions, totaling around R$3 billion, placing us as 2nd in the TTR ranking by number of transactions.

CUSTODY AND BROKERAGE

Brokerage – Revenues related to the opportunities obtained with the volatility of the capital market. We have a diversified portfolio of products and a comprehensive investment platform from Ágora.

Custody – The revenue is related to the number of issues and cancellations of ADRs / UNITs over the course of 12 months. In the 1Q23, we registered R$2.1 trillion of assets under custody.

Assets under Custody

R$ billion



1,590
1,977
2,102
2,002
2,109
2,122
2,119
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23

OPERATING EXPENSES

R$ million	1Q23	4Q22	1Q22	Variation % 1Q23 x 4Q22	Variation % 1Q23 x 1Q22
\\ Personnel Expenses					
Structural	**4,919**	**5,185**	**4,456**	**(5.1)**	**10.4**
Payroll/Social Charges	3,482	3,695	3,211	(5.8)	8.4
Benefits	1,437	1,490	1,245	(3.6)	15.4
Non-Structural	**1,112**	**782**	**1,045**	**42.2**	**6.4**
Management and Employee Profit Sharing	711	436	775	63.1	(8.3)
Provision for Labor Claims	224	195	160	14.9	40.0
Termination Costs	155	103	90	50.5	72.2
Training	22	48	20	(54.2)	10.0
\\ Total - Personnel Expenses	**6,031**	**5,967**	**5,501**	**1.1**	**9.6**
\\ Administrative Expenses					
Outsourced Services	1,285	1,512	1,251	(15.0)	2.7
Depreciation and Amortization	1,035	954	847	8.5	22.2
Data Processing	772	764	631	1.0	22.3
Asset Maintenance	346	378	355	(8.5)	(2.5)
Rent	307	314	308	(2.2)	(0.3)
Financial System Services	288	377	270	(23.6)	6.7
Communication	288	319	338	(9.7)	(14.8)
Advertising and Marketing	287	641	360	(55.2)	(20.3)
Transportation	196	203	195	(3.4)	0.5
Security and Surveillance	151	144	147	4.9	2.7
Utilities (Water, Electricity and Gas)	90	80	105	12.5	(14.3)
Travel	30	40	9	(25.0)	-
Materials	29	28	30	3.6	(3.3)
Other	314	301	237	4.3	32.5
\\ Total - Administrative Expenses	**5,418**	**6,055**	**5,083**	**(10.5)**	**6.6**
\\ Total Administrative + Personnel Expenses	**11,449**	**12,022**	**10,584**	**(4.8)**	**8.2**
\\ Other Operating Expenses Net of Revenue					
Expenses with Marketing of Cards	469	695	474	(32.6)	(1.1)
Civil and Tax Contingencies	(154)	567	252	-	-
Claims	153	213	296	(28.2)	(48.3)
Other	876	(7)	96	-	-
\\ Total - Operating Expenses Net of Revenue	**1,344**	**1,469**	**1,118**	**(8.5)**	**20.2**
\\ Total Operating Expenses	**12,793**	**13,491**	**11,702**	**(5.2)**	**9.3**

OPERATING EXPENSES

PERSONNEL EXPENSES

Stability in the quarter and increase of 9.6% in 12 months, reflecting the effects of the collective bargaining agreement, especially bank workers, who had an 8% readjustment in wages and 10% in benefits from September 2022.

ADMINISTRATIVE EXPENSES

Reduction of 10.5% compared to the previous quarter, reflecting the control of administrative costs, mainly in third-party services, and the lower expenses in publicity/advertising.
In the comparison of 12 months there was an increase of 6.6%, due to the higher volume of business, besides greater investments in technology and digital channels, in order to improve the way we serve.

Branches / Business Units / Service Centers



8,794
4,709
773
3,312
Mar21
8,317
4,396
973
2,948
Mar22
8,227
4,325
976
2,926
June
8,148
4,281
996
2,871
Sept
7,930
4,169
897
2,864
Dec
7,773
4,119
799
2,855
Mar23
Branches
Business Units
Service Centers

Always prioritizing the promotion of excellent services to our clients, we are investing in the optimization of our service network, leaner and focused on business generation units, making our structure more efficient and profitable, adapting the cost of serving.

OTHER OPERATING EXPENSES, NET OF INCOME

The variations in the periods are mainly influenced by the reversals of tax cases carried out in the 1Q23 and by lower expenses in the commercialization of cards and claims, which were compensated by the reinforcement of other operational provisions related to the business.

DYNAMICS OF THE INSURANCE BUSINESS

INFORMATION	Income		Quarterly ROAE	Revenues	
1Q23	R$1,770MM	-6.4% in the quarter +10.6% in 12 months	18.2%	R$24,997MM	+2.0% in the quarter +13.0% in 12 months

Grupo Bradesco Seguros registered an expansion of 13.0% in Revenues in the first quarter of 2023, compared to the same period of 2022, totaling R$25 billion. The Net Income reached R$1.8 billion, which represents an increase of 10.6% in the same comparison basis. The Financial Income increased by 23.4% in the quarter, influenced by the behavior of the economic and financial ratios.

The evolution of Revenues, the improvement of the Marketing Index and the good performance of the net interest income contributed to the advancement of the Income from Insurance, Pension Plan and Capitalization Operations, which reached R$3.7 billion in the quarter, a growth of 11.7% in comparison to the 1Q22, exceeding the guidance of the Insurance Group established for the year, from 6% to 10%. It is also worth highlighting the growth of 13.4% of the Operating Income compared to the same period of the previous year and the permanence of the Operating Efficiency Ratio in 3.7%, one of the best levels of recent years.

The Technical Provisions of the Group increased by 10.6%, reaching R$333 billion, with emphasis on the lines of Health, Life and Pension, and Financial Assets evolved by 7.6%, reaching R$353 billion. In indemnities and benefits, R$12.3 billion was paid in the first quarter, up 16% from the same period of 2022.

In the quarter, always focusing on customer-centricity, aiming to provide the best experience along their journey, and to support the broker, the Insurance Group has continued to intensify efforts and investments in innovation and technology, evolving in its strategy of processes and digital transformation. The revenue resulting from the commercialization of products, with more than 765 thousand transactions through the features available on its online channels exceeded R$762 million in the 1Q23, which represents a growth of 45% compared to the 1Q22.

Atlântica Hospitais e Participações – a management and investment company in hospitals and health of the Grupo Bradesco Seguros – and Hospital Israelita Albert Einstein announced the establishment of a joint venture for the constitution of a new hospital in the city of São Paulo. With a total investment estimated at R$600 million, the unit should have 300 beds with individual accommodation (60 for Adult ICU), all medical specialties, as well as maternity, neonatal ICU, pediatrics and Child ICU. The construction, under the responsibility of BSP Empreendimentos Imobiliários, a company that also integrates the Insurance Group, should be completed in 2027.

Bradesco Saúde adopted a new co-participation model, which made its plans more flexible and accessible to small enterprises, and also launched, for the beneficiary, a co-participation simulator, which provides more transparency and planning in costs. In another initiative for the small enterprise segment, the company improved the broker's experience in the Business Portal, with the use of Bradesco Artificial Intelligence (BIA) in certain processes.

It is also worth noting that, in the period, Bradesco Saúde achieved, once again, the maximum score (1.0) in the Supplementary Health Performance Index (IDSS) 2022 (reference year 2021), granted by the ANS. In addition, for the third consecutive year, it came first in the Health Plan category of the research "The Most Beloved in Rio", promoted by Revista Veja Rio (magazine) in partnership with the technology company MindMiners.

In the Private Security segment, Bradesco Vida e Previdência launched a family of Target Date pension funds, in the PGBL and VGBL modalities. With an innovative management model in the Brazilian market, under the responsibility of Bradesco Asset, and aligned with the best international practices of allocation of Pension assets, the product has as main characteristic the automatic adjustment of the portfolio throughout the accumulation phase, with no need for reallocation of funds. Scheduled maturities are available for 2030, 2040, 2050 and 2060.

The company also launched three private pension funds for different investor profiles, two of them in partnership with third-party managers. In addition to the increasing sophistication of the product grid promoted in recent years, the new initiatives reinforce Bradesco Vida e Previdência's commitment to offer complete solutions in private security for all the moments of life and needs of its clients. In the Life business, the company has made changes to improve the journey of purchasing its products.

In the Auto and Residential Insurance segments, Bradesco Auto/RE had an important role in paying compensation and providing assistance to insured persons affected by natural disasters resulting from the summer rains. The highlight was due to the Emergency Claims Treatment Operation, carried out on the North coast of São Paulo, speeding up the damage assessment and compensation to the insured affected by the rains. In Property and Casualty, it is important to note the evolution of the Residential segment, whose revenue grew 25.5% in the quarter, compared to the same period of 2022.

Bradesco Auto/RE also started using Artificial Intelligence (A.I.) in detecting total loss (T.L.) of vehicles, offering support to referenced repair garages throughout Brazil with a structured database. And expanded the performance of the minivan fleet for residential care services, which is now present in capitals and some of the main cities of six states.

STATEMENT OF INCOME FROM INSURANCE

R$ million	1Q23	4Q22	1Q22	Variation % 1Q23 x 4Q22	Variation % 1Q23 x 1Q22
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	15,046	14,683	12,661	2.5	18.8
Retained Claims	(11,076)	(10,367)	(8,791)	6.8	26.0
Capitalization Bond Draws and Redemptions	(1,361)	(1,277)	(1,382)	6.6	(1.6)
Selling Expenses	(963)	(980)	(841)	(1.7)	14.5
Financial Results	2,023	2,241	1,639	(9.7)	23.4
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,669**	**4,300**	**3,286**	**(14.7)**	**11.7**
Fee and Commission Income	436	423	421	3.0	3.7
Personnel Expenses	(487)	(493)	(438)	(1.1)	11.2
Other Administrative Expenses	(436)	(453)	(338)	(3.7)	29.0
Others	(256)	(806)	(350)	(68.2)	(26.9)
\\ Operating Income	**2,926**	**2,972**	**2,580**	**(1.6)**	**13.4**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,155)	(1,080)	(979)	7.0	18.0
\\ Lucro Líquido Recorrente	**1,770**	**1,893**	**1,601**	**(6.4)**	**10.6**
Life and Pension Plans	1,085	1,077	524	0.8	107.1
Health	110	81	323	35.5	(66.0)
Capitalization Bonds	179	157	186	14.0	(3.8)
Property & Casualty and Others	397	578	568	(31.4)	(30.2)
\\ Selected Asset Data					
Total Assets	381,342	371,891	351,651	2.5	8.4
Securities	352,628	343,255	327,850	2.7	7.6
Technical Provisions	332,905	324,024	301,001	2.7	10.6
Shareholder's Equity [(1)]	33,709	34,060	32,261	(1.0)	4.5

(1) In March 2023, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$23,111 million.

Income from insurance operations of R$3.7 billion – a growth of 11.7% vs. 1Q22

NET INCOME AND ROAE



%
19.6
18.9
20.9
17.0
21.2
18.2
R$ million
1,629
1,601
1,806
1,495
1,893
1,770
627
524
768
727
1,077
1,085
580
568
603
561
578
397
314
323
265
72
81
110
108
186
170
135
157
179
1Q21
1Q22
2Q
3Q
4Q
1Q23
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quarterly

The growth in revenues, the improvement of the marketing ratio and the good performance of the NII contributed to the advancement of the income from operations in the annual comparison.

Bradesco Vida e Previdência (Life and Pension Plans): The profit performance in the annual comparison reflects the revenue growth and improvement in the financial income.

Bradesco Saúde (Health): In the quarterly comparison, we highlight the improvement of revenue, growth in the financial income, offset by the increase in the claims ratio, due to the resumption of elective procedures, frequency in examinations, therapies and hospitalizations.

Bradesco Capitalização (Capitalization Bonds): The improvement in relation to the previous quarter reflects the increase in revenues – due to commercial actions that allowed, among other things, the increase in the participation of payment products in the various channels of Banco Bradesco – and the good performance of the financial income.

Property & Casualty and Others: The variation in profit compared to the previous quarter, basically reflects the increase in claims mainly in property and casualty, a reflection of the heavy rains that occurred in the period, and drop in the financial income.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 1Q23 surpassed R$762 million, totaling more than 765 thousand transactions.

Grupo Bradesco Seguros permanently observes the capital limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in March 2023 amounted to R$14.1 billion.

REVENUES AND OPERATING INCOME FROM INSURANCE

PREMIUMS ISSUED, PENSION CONTRIBUTIONS AND CAPITALIZATION REVENUES – REVENUES AND ADMINISTRATIVE EFFICIENCY RATIO



%
3.8
3.8
3.7
3.8
3.7
3.7
3.5
3.6
3.7
R$ million
19,529
9,194
1,384
1,339
7,612
19,874
9,171
1,540
1,379
7,784
21,150
10,187
1,590
1,506
7,867
21,222
10,157
1,755
1,270
8,040
22,114
10,598
1,717
1,593
8,206
23,645
11,416
2,086
1,569
8,574
25,149
11,870
2,429
1,719
9,131
24,495
11,168
2,312
1,488
9,527
24,997
11,338
2,135
1,574
9,949
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

RETAINED CLAIMS



%
77.7
81.6
82.5
81.6
79.7
80.9
80.5
80.2
82.1
R$ million
7,908
6,779
1,129
16,630
13,652
2,978
25,596
21,254
4,342
34,220
29,191
5,029
8,791
8,279
512
19,048
18,188
860
29,050
27,901
1,149
39,417
38,105
1,312
11,076
10,941
135
3M21
6M21
9M21
12M21
3M22
6M22
9M22
12M22
3M23
Claims Reported - Covid-19
Retained Claims
Claims

INCOME FROM INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS



R$ million
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
3,286(*)
3,798
1,639
512
1,646
3,707(*)
4,055
1,959
348
1,748
3,569(*)
3,758
1,460
289
2,009
4,300(*)
4,463
2,241
163
2,059
3,669(*)
3,804
2,023
135
1,646
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance in revenues, the improvement in the marketing index, and the growth of the financial income contributed to the evolution of the operating income in the annual comparison.

TECHNICAL PROVISIONS AND INSURANCE ACTIVITY INDICATORS

TECHNICAL PROVISIONS

The technical provisions totaled R$332.9 billion in March 2023, an increase of 10.6% in 12 months and 2.7% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
285,163
288,364
289,111
292,860
301,001
307,819
316,560
324,024
332,905
257,899
260,483
260,782
264,327
271,918
277,831
286,047
292,954
300,734
14,026
14,556
14,918
15,039
15,254
15,598
15,477
15,599
16,572
8,504
8,488
8,492
8,401
8,583
8,803
8,949
9,134
9,163
4,734
4,837
4,918
5,094
5,246
5,587
6,087
6,336
6,435
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

PERFORMANCE RATIOS – COMBINED RATIO / CLAIMS RATIO / MARKETING INDEX

Combined Ratio


%
88.0
95.8
95.8
90.9
90.5
91.2
89.2
91.8
93.0
97.8
101.9
103.5
101.9
101.4
102.7
101.3
103.5
104.5
94.9
93.4
94.0
97.9
100.2
96.4
90.9
91.1
95.4
70.4
90.6
81.7
58.1
55.8
60.9
55.1
62.8
59.5
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
Life
Health
Auto/P&C
Total (1)

(1) It excludes additional reserves.

Claims Ratio


%
79.7
81.9
79.8
79.2
82.1
91.0
92.8
92.8
91.5
94.6
71.3
67.0
59.8
58.3
58.7
34.5
41.4
36.4
41.5
42.2
24.2
29.8
35.4
31.4
38.4
1Q22
2Q
3Q
4Q
1Q23
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Marketing Index


%
7.6
7.2
7.3
7.6
7.1
21.1
17.9
20.0
16.1
20.6
15.8
19.5
15.1
19.1
16.3
16.4
15.9
15.1
14.8
14.8
4.4
4.2
4.4
4.6
4.1
1Q22
2Q
3Q
4Q
1Q23
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

INSURANCE – ADDITIONAL INFORMATION

NUMBER OF CONTRACTS BY TYPE OF RISK – LIFE, PERSONAL ACCIDENTS, LOSS OF INCOME AND PROPOSALS FOR PENSION PLANS


In thousand
40,433
2,984
37,449
39,034
2,974
36,060
37,573
2,929
34,644
35,971
2,938
33,033
34,585
2,943
31,642
Mar22
June
Sept
Dec
Mar23
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

NUMBER OF BRADESCO SAÚDE AND MEDISERVICE POLICYHOLDERS AND BRADESCO SAÚDE OPERADORA DE PLANOS


In thousand
3,859
117
3,742
3,930
116
3,814
3,977
115
3,862
4,040
114
3,926
3,999
111
3,888
Mar22
June
Sept
Dec
Mar23
Company Health Plans
Individual Health Plans

NUMBER OF AUTO/P&C POLICYHOLDERS


In thousand
2,898
1,293
1,605
2,905
1,344
1,561
3,049
1,471
1,578
3,057
1,509
1,548
3,042
1,532
1,510
Mar22
June
Sept
Dec
Mar23
Auto/Optional Third-Party Liability
P&C

NUMBER OF ACTIVE CAPITALIZATION BONDS


In thousand
2,762
2,943
3,097
3,185
3,188
24,606
7,615
16,991
33,897
8,045
25,852
24,020
8,423
15,597
21,359
8,602
12,757
20,719
8,328
12,391
Mar22
June
Sept
Dec
Mar23
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

BASEL

Basel Ratio
15.1%
+0.3 p.p. in the quarter
4Q22: 14.8%

Tier I Capital
12.6%
+0.2 p.p. in the quarter
4Q22: 12.4%

Common Equity Ratio
11.1%
+0.1 p.p. in the quarter
4Q22: 11.0%

R$ million

Total RWA
R$945,116
-2.7% in the quarter
4Q22: R$971,611

Credit Risk RWA
R$850,495
-3.7% in the quarter
4Q22: R$883,428

LCR
165.2%
+5.1 p.p. in the quarter
4Q22: 160.1%

Market Risk RWA
R$11,643
+31.7% in the quarter
4Q22: R$8,844

Operational Risk RWA
R$82,978
+4.6% in the quarter
4Q22: R$79,339

NSFR
121.3%
+0.8 p.p. in the quarter
4Q22: 120.5%

The internal generation of capital (net income) combined with the reduction of risk-weighted assets (RWA) contributed to the maintenance of the indices at levels higher than the required minimum, offsetting the effect of the interest on shareholders' equity and higher prudential adjustments.

%



15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter

%



Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
12.4
1.5
11.0
Dec22
0.4
Net Income 1Q23
(0.3)
Interest on Shareholders' Equity
(0.3)
Effects of Prudential Adjustments
0.4
Risk-Weighted Assets
12.6
1.5
11.1
Mar23
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capital is 9.5% for tier I capital and 8.0% for the common equity.

INDICATORS, GUIDANCE AND ECONOMIC PERSPECTIVES

MAIN ECONOMIC INDICATORS

	1Q23	4Q22	1Q22
\\ Main Indicators (%)			
Interbank Deposit Certificate (CDI)	3.25	3.20	2.43
Ibovespa	(7.16)	(0.27)	14.48
USD – Commercial Rate	(2.63)	(3.49)	(15.10)
General Market Price Index (IGP-M)	0.20	(1.09)	5.49
Extended Consumer Price Index (IPCA)	2.09	1.63	3.20
Business Days (#)	63	62	62
Calendar Days (#)	90	92	90
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	5.0804	5.2177	4.7378
CDS 5 years (Points)	229	254	209
Selic - Base Interest Rate (% p.a.)	13.75	13.75	11.75
BM&F Fixed Rate (% p.a.)	12.90	13.43	12.72

Guidance 2023	**Disclosed**	**Realized 1Q23**
Expanded Loan Portfolio	6.5% to 9.5%	5.4%
Net Interest Income	7% to 11%	(2.4%)
Client NII	-	7.3%
Market NII - R$ billion	-	R$(0.3)
Fee and Commission Income	2% to 6%	1.6%
Operating Expenses (Personnel + Administrative Expenses + Other)	9% to 13% (1)	9.3%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%	11.7%
Expanded ALL - R$ billion	R$36.5 to R$39.5	R$9.5

(1) Administrative and personnel expenses grow in line with inflation.

BRADESCO FORECAST

%	2023	2024
USD - Commercial Rate (year-end) - R$	5.00	5.20
Extended Consumer Price Index (IPCA)	6.20	4.00
General Market Price Index (IGP-M)	0.70	4.00
Selic (year-end)	12.25	10.00
Gross Domestic Product (PIB)	1.80	1.50

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